MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine months ended October 31, 2009 and the audited consolidated financial statements for the year ended January 31, 2009.

This Management Discussion and Analysis (“MD&A”) is dated December 23, 2009 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

The Company’s principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the period ended October 31, 2009 to the date of this MD&A:

Robertson Property, Nevada

Core Area

While Coral’s management would have preferred to continue its drilling operation in 2009, it was decided to wait and see what would occur in the equity markets and in particular the ability for junior exploration companies to raise capital for exploration in this economic environment.

In October 2009, Coral received the revised resources for the Robertson Property from Beacon Hill Consultants Ltd. (“Beacon Hill”) utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill of Vancouver, British Columbia as announced in the Company’s press release dated February 11, 2008. The original estimate was based on a gold price of US$600 per ounce which was a conservative estimate of gold prices in 2007, and which estimated the inferred gold resources for the Robertson property at over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to reflect on the rolling average for the preceding three years, it was decided that a price of US$850 per ounce should be used at this time to more accurately represent the value of the resources that may be expected to be extracted at this time. Based on this lower gold cut-off value of 0.0106, the gold resource at Robertson increases to 3.4 million ounces, which is a 47% increase from the previously reported figure.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 2

It should be noted that changes in operating costs may change this figure.  No work has been done to reflect and change in operating costs as estimated in the Beacon Hill study on which the cut-off grade calculation was based.

Robertson is located along the Cortez Gold trend of north-central Nevada and adjoins of Barrick Pipeline mine.

The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines), were not part of the estimate.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

Norma Sass

In September 2008, the Company entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon Resources Ltd.’s (“Levon”) interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014.  Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying the Company and Levon through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

In May 2009, Barrick Gold Exploration (“Barrick”) announced that plans were underway to do target delineation work in Q2 followed by deep drilling in Q3 on the Norma Sass property, Cortez Gold Trend, Nevada.  Norma Sass, 36-claim property lies west of the Pipeline Mine open pit.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 3

In October 2009, Barrick commenced drilling of the first of the two mud rotary holes with target depths on the order of approximately 1,800 to 2,000 feet to test structural and geochemical targets in the Lower Plate carbonate sequence, with the potential to go deeper as the rock dictates. This hole was drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres.

It started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft.

The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.  Assay results are pending.

In November, 2009 Coral’s technical team visited with Barrick Cortez Gold Mines in Crescent Valley, Nevada.  The group examined the chips and core from Barrick’s recently completed hole, NS 09-01 at Coral’s Norma Sass property.  The group also visited the NS 09-01 drill site.

June Claims

During 2008, the Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

Results of Operations

Three months ended October 31, 2009 compared with the three months ended October 31, 2008

General and Administrative Expenses

General and administrative expenses totaled $135,562 for the three months ended October 31, 2009 compared with $198,870 for the three months ended October 31, 2008, a decrease of $63,308.  The current quarter saw cost reductions in most of the items, including decreases of $45,172 in stock-based compensation, $14,269 in legal and accounting, $12,371 in salaries and benefits, $4,500 in management fees, and $3,750 in consulting fees. Offsetting these decreases were increases of $7,944 in investor relations and shareholder information, $5,558 in travel, $2,072 in listing and filing fees, and $1,500 in directors’ fees.

There was no stock-based compensation in the current quarter compared to $45,172 in the comparative quarter which was resulting from the stock options granted in a consultant contract. In the quarter ended October 31, 2008, the significant higher expenses in legal and accounting was mainly caused by the legal fees for preparing a joint venture agreement on Norma Sass properties. In the current quarter, lower salaries and benefits are due to decrease in personnel.  The management fees and consulting fees are down because of the reduction in these items as well. On the other hand, the higher investor relations expense is related to the mailing of the annual reports and news releases to investors.  The travel cost was higher because of investor trips to Robertson properties. The rise in listing and filings came from the filing of Form-20F for the fiscal year of 2009. The directors’ fees were paid to a Director of the Company for his service on the board and various committees.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 4

Gain / Loss for the Period

There was a loss of $148,574 for the three months ended October 31, 2009 compared with a loss of $152,041 for the same period in the prior year, a slight decrease of $3,467. The decrease of $63,308 in general and administrative expenses were largely offset by the decreases of $13,795 in interest income as well as $46,046 in foreign exchange.

Nine months ended October 31, 2009 compared with the nine months ended October 31, 2008

General and Administrative Expenses

General and administrative expenses totaled $1,075,749 for the nine months ended October 31, 2009 compared with $798,827 for the nine months ended October 31, 2008, an increase of $276,922. This increase is mainly driven by a significant increase of $478,249 in stock-based compensation. The higher stock-based compensation in the current period was due to an expense of $703,897 related to the further extension of the expiry dates of warrants. Refer to Note 8 (e) of the Interim Consolidated Financial Statements.

On the other hand, an overall reduction in spending has resulted in decreases of $71,021 in investor relations and shareholder information, $39,889 in travel, $37,676 in legal and accounting, $22,876 in salaries and benefits, $12,500 in Director’s fees, $5,340 in office and miscellaneous, and $5,250 in management fees, and $4,385 in consulting fees. The significant decrease in investor relations expenses is due to the cancellation of an investor relations consulting contract along with a reduction in research reports and publications. The decline in travel expenses resulted from participation in fewer trade shows in the current period. The write-off on $17,000 in Directors’ fees in the current period contributed to the variance in the item. The primary reasons for the differences in other items are the same as those referred to above for the three-month comparison.

Loss for the Period

The loss for the nine months ended October 31, 2009 was $517,184 compared with a loss of $702,277 for the same period of prior year, a decrease of $185,093. In the current period, the big increase of $556,218 in foreign exchange gain related to the future income tax calculation largely offset the cost increases of $276,922 in general and administrative expenses and the decrease of $61,538 in interest income.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 5

Summary of Quarterly Results

	2009	2009	2009	2009	2008	2008	2008	2008
Period ended	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	July 31 Q2	Apr. 30 Q1	Jan. 31 Q4
								$
Revenue	—	—	—	—	—	—	—	—
Gain / Loss for the period	(148,574)	317,269	(685,879)	(3,043,888)	(152,041)	(126,876)	(423,360)	(294,843)
Gain / Loss per Share	0.01	0.01	(0.03)	(0.12)	(0.01)	(0.01)	(0.02)	(0.01)
Total assets	17,474,509	17,354,361	17,537,088	17,633,626	17,667,317	17,931,107	18,014,529	18,185,688

Quarterly costs tend to fluctuate as a result of significant exploration activities being carried out each year.  Financial reporting and administrative requirements keep expanding as well which put further upward pressure on costs such as salaries and benefits, legal and accounting fees. Stock-based compensation and future income tax expense, both being non-cash items, can mask the upward trend of general and administrative costs and quarterly result. As in the Q2 of 2010, there was a gain in the quarter attributable to a significant foreign exchange gain related to a future income tax calculation.

Because the Company has not generated significant income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized exploration costs so total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of shares.

Liquidity and Capital Resources

During the nine month period ended October 31, 2009 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $296,865. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

At October 31, 2009, the Company had working capital of $378,791 and cash and cash equivalents of $623,109.

The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 6

Transactions with Related Parties

Related party transactions for the nine months ended October 31, 2009 are as follows:

(a)	$22,500 (2008 – $22,500) was paid for consulting fees to a private company controlled by a director and officer of the Company;

(b)	$56,250 (2008 – $56,250) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$34,500 (2008 – $45,000) was paid for consulting fees to two private companies controlled by officers of related companies;

(d)
$106,780 (2008 – $149,533) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(e)	$23,035 (2008 – $28,874) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(f)
$4,500 (2008 - $nil) was charged for director’s fees to a Director of the Company.  During the period, the Board approved the reversal of director fees in the amount of $17,000 previously accrued during fiscal years ending January 31, 2003 and 2004.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related parties comprises US$52,891 (January 31, 2009 – US$52,891) less an allowance for bad debt of US$39,113 (January 31, 2009 – US$39,113). The advances receivable from related parties is from a public company related by common directors. Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $11,476 (January 31, 2009 – $12,288) due to Oniva and $10,091 (January 31, 2009 – $40,796) due to two private companies controlled by directors and officers of the Company. Moreover, there was $4,500 (January 31, 2009 – $17,000) due to directors of the Company in the period ended October 31, 2009 while a total of $17,000 directors’ fees owed to directors since September 2003 were written off. Amounts due are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 7

Disclosure of Management Compensation

During the nine months ended October 31, 2009, $56,250 was paid to the Chief Executive Officer for services as director and officer of the Company, $22,500 was paid to the President for services as director and officer of the Company, $17,250 was paid to a former President of the Company, $14,850 was paid to the Chief Financial Officer for services as an officer of the Company, $10,260 was paid to the Secretary for services as an officer of the Company and $23,035 was paid to the V.P. Explorations for services as a geological consultant.

Adoption of New Accounting Standards

Effective February 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements. For details of the specific accounting changes, refer to Note 2 (b) of the Company’s Interim Consolidated Financial Statements:

i)	Section 3064 Goodwill and Intangible Assets
ii)	EIC 174 Mining Exploration Costs
iii)	EIC 173 Credit Risk and Fair Value of Financial Assets and Financial Liabilities

Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (b) of the Company’s Consolidated Financial Statements:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after February 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company’s accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company’s consolidated financial statements.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at October 31, 2009 and December 23, 2009:

Common shares:  25,091,771 as of October 31, 2009 and 25,483,271 as of December 23, 2009

Stock options:
Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Oct 31/09)	Number of Shares Remaining Subject to Options (Dec 23/09)
December 1, 2009	$0.56	451,500	-
April 12, 2010	$0.56	30,000	30,000
December 12, 2010	$1.17	622,500	622,500
September 5, 2011	$1.29	615,000	615,000
September 26, 2012	$1.00	550,000	550,000
February 14, 2013	$1.00	100,000	100,000
May 1, 2013	$1.00	35,000	15,000
		2,404,000	1,932,500

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 8

Warrants:
Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Oct 31/09)	Number of Underlying Shares (Dec 23/09)
May 18, 20101 (new expiry date)	$1.17	4,230,000	4,230,000
		4,230,000	4,230,000

2.
First extension was approved by the TSX Venture Exchange on February 27, 2008 extended the expiry date from May 18, 2008 to May 18, 2009.  Second extension was approved by the TSX Venture on April 23, 2009 extended the expiry date from May 18, 2009 to May 18, 2010.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at October 31, 2009 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at October 31, 2009 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended October 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2009 Page 9

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 23, 2009. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.